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                                  SCHEDULE 13G                       Page 1 of 6

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  --------------------------------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 16)

                                  Advanta Corp.
        ----------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                    007942105
        ----------------------------------------------------------------
                                   (CUSIP NO.)

                                December 31, 2002
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                  [ ]      Rule 13d-1(b)

                  [ ]      Rule 13d-1(c)

                  [X]      Rule 13d-1(d)

-----------------
         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 007942105                   13G                            Page 2 of 6

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1.       Name of Reporting Person: Dennis Alter
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2.       Check the appropriate box if a member of a group                (a) [ ]
                                                                         (b) [ ]
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3.       SEC use only

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4.       Citizenship or place of organization                      United States
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                                    5.     Sole Voting Power
                                           2,391,364(1)
                                    --------------------------------------------
Number of                           6.     Shared Voting Power
Shares Beneficially                        654,703(2)(3)
Owned by Each                       --------------------------------------------
Reporting Person                    7.     Sole Dispositive Power
With                                       2,391,364(1)
                                    --------------------------------------------
                                    8.     Shared Dispositive Power
                                           654,703(2)(3)
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9.       Aggregate amount beneficially owned by each reporting person:
                  3,046,067(1)
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10.      Check box if the aggregate amount in row (9) excludes certain shares
                                                                             [x]
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11.      Percent of class represented by amount in row (9)
                  30.34%
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12.      Type of reporting person
                  IN
--------------------------------------------------------------------------------

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CUSIP NO. 007942105                   13G                            Page 3 of 6

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

Item 1(a).        Name of Issuer:

                  Advanta Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  Welsh & McKean Roads
                  P.O. Box 844
                  Spring House, PA 19477

Item 2(a).        Name of Person Filing:

                  Dennis Alter

Item 2(b).        Address of Principal Business Office or, if none,
                  Residence:

                  Same as Item 1(b)

Item 2(c).        Citizenship:

                  United States of America

Item 2(d).        Title of Class of Securities:

                  Class A Common Stock

Item 2(e).        Cusip Number:

                  007942105

Item 3.           Not Applicable

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CUSIP NO. 007942105                   13G                            Page 4 of 6

Item 4.           Ownership.

                  (a)      Amount beneficially owned:  3,046,067(1) shares

                  (b)      Percent of Class: 30.34%

                  (c)      Number of shares as to which such person has:

                           (i)    Sole power to vote or to direct the vote:

                                  2,391,364(1)

                           (ii)   Shared power to vote or to direct the vote:

                                  654,703(2)(3)

                           (iii) Sole power to dispose or to direct the disposition of:

                                  2,391,364(1)

                           (iv) Shared power to dispose or to direct the disposition of:

                                  654,703(2)(3)

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  As sole trustee of a trust for his sister, Linda Alter, the undersigned has sole power to vote and to dispose of the 551,695 shares of Class A Common Stock held by his trust, representing 5.5% of the shares of Class A Common Stock outstanding at December 31, 2002.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by The Parent Holding Company.

                  Not Applicable

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CUSIP NO. 007942105                       13G                        Page 5 of 6

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ Dennis Alter                                 February 13, 2003
    -----------------------                 ------------------------------------
    Dennis Alter                                           (Date)

-----------------
(1) Does not include 1,010 shares of Class A Preferred Stock owned by Mr. Alter's spouse, as to which Mr. Alter has no voting or dispositive power. Includes 41,399 shares of Issuer's Class A Common Stock held by a trust established by Mr. Alter, through which he has made certain charitable gifts of shares and as to which Mr. Alter has sole voting and dispositive power.

(2) Includes 571,905 and 82,798 Class A shares owned by two charitable foundations, respectively, as to which Mr. Alter has shared voting and dispositive power. Mr. Alter disclaims beneficial ownership as to these shares.

(3) Does not include shares of the Issuer's Class A Common Stock held in trust by the Advanta Corp. Employee Stock Ownership Plan (the "Plan"), of which Mr. Alter is one of the trustees. As of December 31, 2002, the Plan held 1,000,000 shares of the Issuer's Class A Common Stock, 139,196 shares of which had been allocated to Plan participants. By the terms of the Plan, the Plan trustees

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CUSIP NO. 007942105                   13G                            Page 6 of 6

         vote shares allocated to participant accounts as directed by the participants.

         Shares of Class A Common Stock held by the Plan, but not yet allocated or as to which participants have not made timely voting directions, are voted by the Plan trustees in the same proportions as shares for which directions are received (subject to each trustee's fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended). Under Rule 13d-1 of the Securities Exchange Act of 1934, as amended, Mr. Alter may be deemed a beneficial owner of the 860,804 shares which, as of December 31, 2002, had not been allocated to Plan participants, or any of the 139,196 shares for which timely voting directions are not made to the trustees by Plan participants. Mr. Alter disclaims beneficial ownership as to all of the shares held by the Plan.